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                                                                    EXHIBIT 4(f)

               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                         A STOCK LIFE INSURANCE COMPANY

                                      RIDER

                 AMENDMENT TO QUALIFY DEFERRED ANNUITY CONTRACT
                    AS A SIMPLE INDIVIDUAL RETIREMENT ANNUITY

      This Rider is attached to and made a part of the Annuity Contract (the "Contract") to qualify the Contract as a SIMPLE IRA under Section 408(p) of the Internal Revenue Code (the "Code"), as the same may be amended or supplemented from time to time. All references to Code Sections are to those Sections as they may be amended and/or renumbered from time to time. If any provisions of the Contract conflict with this Rider, the provisions of the Rider will apply.

         1. The Owner must be the Annuitant. A Contingent Owner may not be designated.

         2. The Contract is established for the exclusive benefit of the Owner or his/her Beneficiaries and the interest of the Owner is nonforfeitable.

         3. This Contract may not be transferred, sold, assigned, discounted, or pledged as collateral for a loan.

         4. The only premiums permitted under this Contract are cash premiums under a qualified salary reduction arrangement as defined in Code Section 408(p), rollover contributions under Code Section 408(d)(3) and such other types of contributions as the law or regulations may permit under a SIMPLE IRA. Both elective deferrals and employer contributions may be permitted. Payments shall not exceed the limits specified in Code Section 408(p) and other applicable sections of the Internal Revenue Code and related regulations.

         5. The entire interest of the Owner from a qualified retirement plan will be distributed or commence to be distributed, no later than the first day of April following the calendar year in which such individual attains age 70 1/2 (required beginning date), in equal or substantially equal amounts, over
                  (a) the life of such individual (Owner) and his or her designated Beneficiary, or (b) a period not extending beyond the life expectancy of such individual (Owner) or the joint and last survivor expectancy of such individual (Owner) and his or her designated Beneficiary.

                  Minimum Amounts to be distributed from a qualified retirement plan: If the Owner's entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year (commencing with the required beginning date and each year thereafter) must be at least an amount equal to the quotient obtained by dividing the Owner's entire interest by the life expectancy of the Owner or joint and last survivor expectancy of the Owner and designated Beneficiary.

                  Life expectancy and joint and last survivor expectancy are computed by use of the return multiples contained in Section 1.72-9 of the Income Tax Regulations. For purposes of this computation, the Owner's life expectancy may be recalculated no more frequently than annually; however, the life expectancy of a nonspouse Beneficiary may not be recalculated.

         6. If the Owner dies before the entire interest is distributed, the following distribution provisions shall apply:

                  a. If the Owner dies after distribution of his or her interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.


                           (continued on reverse side)

Form PL549
(Rev. 11.97)                                                          (PL549XX1)
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          b.    If the Owner dies before distribution of his or her interest commences, the Owner's entire interest will be distributed in accordance with one of the following three provisions:

                  (1) The Owner's entire interest will be paid by December 31 of the year containing the fifth anniversary of the date of the Owner's death.

                  (2) If the Owner's interest is payable to a Beneficiary designated by the Owner and the Owner has not elected
                           (1) above, then the entire interest will be distributed in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary or Beneficiaries starting by December 31 of the year following the year of the Owner's death. If, however, the Beneficiary is the Owner's surviving spouse, then this distribution is not required to begin before December 31 of the year in which the Owner would have turned 70 112.

                  (3) If the Beneficiary is the Owner's surviving spouse, the spouse may treat the account (Contract) as his or her own SIMPLE Individual Retirement Annuity.

         C. For the purposes of the above, life expectancy is computed by use of the expected return multiples in Tables V and VI of
                  Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this Section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

                  Distributions under this Section are considered to have begun if distributions are made on account of the Owner reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an Owner over a period permitted and in an annuity form acceptable under Section 1.401(a)(9) of the Regulations.

         d. For purposes of this requirement, an amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

7. Refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of refund toward the payment of future premiums or the purchase of additional benefits.

8.       This Contract does not require fixed premiums.

9. In order to retain its qualification under Section 408(p), we may amend this contract as required by changes in the I.R.C. Regulations and Published Rulings. Any such amendment will be issued to all Section 408(p) annuitants.

      The Rider is subject to all the exclusions, definitions, and provisions of the Contract which are not inconsistent herewith.


Attached by Providentmutual Life and Annuity Company of America on the Issue Date of the Contract.


                                                              /s/ Robert W Kloss
                                                                       President

Form PL549
(Rev. 11.97)                                                          (PL549XX1)